Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The Fantasy Network Corporation
4152 Meridian St. Suite 105 #65
Bellingham, WA 98226
www.TheFantasy.Network

Up to $1,070,000.00 in Class B Non-Voting Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: The Fantasy Network Corporation
Address: 4152 Meridian St. Suite 105 #65, Bellingham, WA 98226
State of Incorporation: DE
Date Incorporated: July 10, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $100.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Company Perks*</u>

<u>**EARLY BIRD INVESTOR PERKS**</u>

First 48 Hours – Friends & Family Early Birds | 15% Bonus Shares

Next Five Days – Early Bird Bonus | 10% Bonus Shares

<u>**Volume-based**</u>

$100+ one year subscription, invite to the annual meeting and party, access to private investors Facebook group.

$250+ Lifetime subscription, Early cast/crew announcements, invite to private hangouts Livestream.

$500+ Be the first to read and share new input on projects, vote on content to develop.

$1,000+ Access to private development channel on discord, VIP invites to TFN events

$5,000+ Beta access for new features and milestones

$10,000+ Semi-annual Livestream HNI meeting, 5% bonus shares

$20,000+ One site visit per year on TFN films / series - 10% bonus shares

$50,000+ executive producer credit on a Fantasy Network project

*All perks occur when the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

The Fantasy Network Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $5/share, you will receive 110 Class B Non-Voting Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

SUMMARY

Even the largest streaming services are finding it challenging to maintain the pace of growth required to stay ahead of competition from tech giants like Amazon and Apple which can afford to lose money on content creation in order to sell other products. Netflix is not expected to be cashflow positive for several years while spending an estimated $15 billion on content creation in 2019. Meanwhile, independent creators struggle to make enough to scrape by and fund their next project. Streaming services need more money, creators need more money, and viewers who can't afford to subscribe to a dozen streaming services are turning to piracy. The business model is broken.

But what if fans could be empowered to support and renew the shows that they love?

The Fantasy Network is not another streaming service or Netflix clone. Combining the business and creative expertise of Arrowstorm Entertainment (The Outpost), Zombie Orpheus Entertainment (JourneyQuest), The Forge (The Rangers), and Recursor.tv (Nina_Unlocked), TFN throws out the broken streaming video rulebook to create a new kind of platform that serves creators and fans, empowering both to produce and support their favorite stories from development to distribution. It is a platform owned by fans and creators.

What is The Fantasy Network?

The Fantasy Network is an integrated digital platform designed to support sustainable storytelling in film and television, via the following elements:

• Free and Subscription Streaming Video On-Demand (SVOD)

• Payment Processing for crowdfunding, subscriptions, sales, and digital/physical merch

• Digital/physical fulfillment

• Crowdfunding support for partner producers

• Open World Wiki

• Social Networking

• Global Distribution and Syndication to third parties

• Integrated Livestreaming

• Identity Management and SSO Server

Our ecosystem includes web browser access, plus apps on iOS, Apple TV, Android, Android TV, Roku, and Amazon Fire. Our proprietary code is currently compatible with several OTT backend services, plus Wordpress, Discord, Gumroad, Patreon, and MediaWiki.

We've built the first generation of the technology, but now we need to deploy it effectively and fund our next tech milestones.

This campaign is raising capital for the next phase of our growth, with spending focused on four key areas:

• Content

• Technology

• Marketing

• Staffing

Because TFN is focused on empowering a global community of fans and creators, we are funding on StartEngine, so that fans and creators can become stakeholders in our mission and company. If you want to own a studio that will fund films by and for Hollywood celebrities, you're in the wrong place. If you want to own a community-focused studio that empowers YOUR voices to watch, create, fund, and distribute independent fantasy film and television, read on!

What It Does

TFN puts control back in the hands of content creators and audiences. By combining the best features of Netflix, Kickstarter, Patreon, and online marketplaces, TFN makes it easy for a new viewer to join the ecosystem at any level of commitment, from binging a new series, to submitting their email address as a potential crowdfunder, to pledging to an individual show they love, to subscribing to the platform, to tipping the creator, to ordering merch, to creating their own fan fiction and derivative works.

What Makes it Unique

Instead of creating a walled garden where it's difficult to take a chance on a new show, TFN makes most content on the platform free-to-view and shareable. Thanks to nine years of detailed market data and experience from parent company Zombie Orpheus, we've developed a new business model with the motto "You can't pirate the future." By making access to quality content free, easy, and painless, we empower viewers to act and renew their favorite shows. If enough people pledge to renew a show, it is funded and a new season is greenlit. We also make it easy to support producers and individual creators via Patreon-style monthly subscriptions.

Unlike Kickstarter and Patreon, the unified system makes it easy to offer and fulfill not only standard crowdfunding rewards, but for each campaign to offer bonus subscriptions to TFN Premium, our umbrella subscription service that provides first access to new titles. Those premium subscriptions make it easier to cross-promote network content and introduce viewers to new titles.

Because the founders of TFN are content producers—we originally created TFN to distribute our own shows!—the platform has been built from the ground up to support the ongoing and sustainable production of original content by unique voices. By combining forces with other independent content producers from around the world, we can all leverage our collective strength to reach markets and build partnerships that are typically only open to larger studios or aggregators.

Under traditional production models, fans are typically expected to be passive consumers. The Fantasy Network believes that fans can be a show's biggest advocates and supporters. By focusing on building a healthy, resilient, and welcoming community of fans and producers, fans become active participants in renewing their favorite shows. With many experienced fan moderators from the Zombie Orpheus community already on board, TFN has from the beginning been able to build a positive fan culture. Our data shows that the people most likely to attack other fans or make them unwelcome are historically also the least likely to offer substantial financial support. By explicitly disallowing hate speech on the platform, it's become a place where diverse and global audiences can coexist peacefully, without negative financial impact on operations and growth. TFN is committed to supporting marginalized voices, the telling of their stories, and building a common culture of acceptance and respect.

TFN has also developed a unique and optional copyright alternative, the Shared Cinematic Universe License Agreement (SCULA). Shows that opt-in to the terms of the SCULA allow third-party creation of non-commercial and commercial derivatives, from fan fiction to entire spin-off series. Example licenses are available at http://scu.la. Strowlers, Fartherall, and Demon Hunters, our test cases, have been using the SCULA for two years.

Sales

TFN relies on six distinct revenue sources to support its ecosystem:

• Subscriptions

• Crowdfunding platform fees & campaign management

• Profits from funding and producing original content

• Digital/physical merch sales and distribution

• Direct contributions to creators (tip jar & SCULA profit-sharing)

• Aggregation and distribution to third-party services and platforms

Unlike streaming-only services, this diversification allows streaming revenues to flux with demand and interest, with the majority of ongoing revenue and growth coming from the other five sources. This keeps the platform from relying on endless private equity raises to produce original content, beyond the size or capacity of the subscribing audience.

A key differentiator for TFN is that we view existing content as advertising for its producer's next production. Because piracy is unavoidable, our core product is always something that cannot be pirated: the future. That allows us to use strong SEO (search engine optimization) to direct people who may have viewed pirated content back to our platform, where they can easily take action to fund continuation of their favorite stories.

Supply Chain

Our parent corporations include Zombie Orpheus Entertainment, Arrowstorm Entertainment, The Forge, and Recursor, making TFN a creator-managed company. All four parent corporations continue to produce award-winning, beloved television series and feature films that will stream on TFN. They also represent over forty combined years of experience crowdfunding.

Beyond content from our parent companies, TFN has licensed a growing library of independent shorts, series, and features. Transparent reporting and reliable quarterly distributions have built trust and loyalty within the TFN producer community. For creators who want to maintain their independence, TFN is becoming a destination for bespoke distribution and fundraising solutions.

In order to focus on our unique areas of expertise, TFN relies on contracts with established third-party services for streaming, apps, payment processing, fulfillment, and web hosting. Contracts with our tech providers are fixed at specific costs for specific tiers of growth, so that back end costs do not exceed revenue.

We work with manufacturers in the United States, the EU, and Australia to source discs and merchandise. Some products are print-on-demand, fulfilled automatically from orders placed on our web store, while others ship from manufacturers to our warehousing and fulfillment partners in Indianapolis.

Customer Base

Because we begin with content, our existing reach extends to the global audiences for independent successes that include JourneyQuest, Mythica, The Gamers, AFK, One Hit Die, Ren: The Girl With The Mark, Strowlers, The Rangers and many more shows. The combined fan base has been thrilled to offer support to these creators with crowdfunding campaigns worth millions of dollars. Even without additional growth, TFN is already delighting these audiences with our focus on sustainable storytelling and creator-focused operations.

TFN is designed to appeal explicitly to fandom, an umbrella that encompasses viewers who are actively and passionately engaged with the content that they love. From the freedom to create offered by SCULA shows to the ability to renew their favorites directly, within TFN fandom is empowered do so what they do best: turn the love of good stories into communities that support those stories.

While branded as fantasy, TFN includes science fiction, speculative fiction, superheroes, and other similar genres in our content library. We give the imagination permission to dream, rather than attacking our most passionate fans (a mistake that Hollywood makes far too often).

Our core customer base is split into two broad categories: brand-based and show-based.

Brand-based customers believe in the mission and philosophy of The Fantasy Network and are most likely to subscribe to the platform. They are eager to view new shows, want to see TFN succeed, and are brand evangelists. They understand the culture of the community and help onboard new fans.

Show-based customers are passionate about a single show. They don't care where they watch it, as long as the story continues. They are most likely to support a crowdfunding campaign for that show, then to watch it on TFN using the term-limited subscription offered as part of the pledge rewards. Their passion is key to the success of renewal campaigns and many will work tirelessly to promote the show and grow its audience.

Beyond these customers, TFN attracts more passive viewers based on social sharing, recommendation, press, and marketing. These viewers may visit once to watch a show for free, then forget about the platform until they encounter a link to it again. Repeated exposure to a streaming platform without an aggressive upsell, along with clear messaging about optional ways to support the content that they love, creates a long-term opportunity for conversion into an active supporter. Additionally, free apps with free content make push notifications possible when new content launches.

Combining streaming, crowdfunding, merch, and a subscriber-editable wiki into a unified page allows viewers to engage at their personal interest level, building brand loyalty.

Parent Companies

The Fantasy Network Corporation is owned and operated by four parent companies.

ZOMBIE ORPHEUS ENTERTAINMENT (ZOE)

Creators of four ongoing series – JourneyQuest, The Gamers, Strowlers, and Demon Hunters – plus a number of feature films, shorts, and several weekly live streamed shows, ZOE pioneered the Fan Supported and Creator Distributed model, which we have now expanded into a movement with The Fantasy Network. ZOE has crowdfunded millions of dollars for their shows, produced content around the world, and is sustained by a passionate global fandom.

ARROWSTORM ENTERTAINMENT

Arrowstorm Entertainment is a rapidly expanding film production studio, headquartered in Utah, south of Salt Lake City. With over 20 internationally distributed feature films in the science fiction and fantasy genres, Arrowstorm is a powerhouse of creativity, giving life to undiscovered worlds that aim to capture the imagination of audiences worldwide.

THE FORGE STUDIOS

The Forge Studios is a Washington, DC area based production company that primarily focuses on the fantasy and sci-fi genres. They consider themselves storytellers pushing into Comics, Games (Boardgame, VR/AR) and have developed a strong Rolodex of industry professionals. The Forge looks towards stories of light and hope like their family friendly film, The Fellows Hip: Rise of the Gamers, or their epic fantasy The Rangers. They also hosted the VIP Film & TV Summit bringing industry professionals to the DC market. as well as a partner with CineFrame, a crypto-currenty for filmmakers. They have a "together filmmaking" mantra and know the way of the future is together.

RECURSOR.TV

Recursor.TV (owned by Iota Capital LLC) is a Webby Award winning site featuring science fiction content most of which has been independently produced. The founder of Recursor.TV produced Nina_Unlocked, winner of the Boston Sci Fi Film Festival 2017 Best Series and is currently in post production on Mayfield's Game starring Sean Astin and Academy Award winner Mira Sorvino.

Operations Between Entities

TFN operates as an independent entity with a clear mission, serving producers of fantasy and science fiction content with a streaming, fulfillment, and distribution

platform. TFN's parent companies operate as producers of fantasy and science fiction content. As producers themselves, TFN's owners are motivated to run a company that grows the audience for independent fantasy, deals ethically with content producers, and frees their own companies to focus on content.

TFN's capital decisions are made by a Board of Directors, led by President of the Board Ben Dobyns (Zombie Orpheus Entertainment). Other current board members include Ron Newcomb (The Forge), Jason Faller (Arrowstorm Entertainment), and E.J. Kavounas (Recursor.TV).

Transactions Between Entities

All four parent companies have loaned working capital to TFN. Those loans are scheduled to be repaid responsibly, as operating revenue and capital investments mature.

TFN distributes streaming revenue to producers based on the percentage of minutes viewed relative to all views on the platform, multiplied by that quarter's Producer Fund allocation. Those terms apply equally to content from parent companies and third-party producers.

Competitors and Industry

Competitors & Industry

TFN's position in the streaming and crowdfunding industry is unique. As streaming platforms have proliferated and the market has fragmented, generations of streaming companies have come and gone. Most platforms are reactive: they see Netflix's success and want to replicate a market demand that's already being met, rather than asking what comes next and how to plan for that future demand today.

The industry also suffers from Walled Garden Syndrome, or a "Build it and they will come" mentality. The problem is that silos inhibit discovery, forcing potential viewers to spend money before they've made an emotional commitment. Meanwhile, market fragmentation creates consumer frustration, with complaints about the total cost of subscriptions to multiple streaming services a constant refrain on social media.

Within that environment, a small number of platforms have been able to establish a meaningful presence, including major players like Netflix and Hulu and niche streamers like Shudder. But the unfortunate unspoken truth within the industry is that every platform is losing money. Without ongoing financial backing, platforms cannot sustain themselves on subscriptions alone.

TFN's closest market competitors are Shudder and Seed & Spark. TFN maintains a good relationship with Seed & Spark and has experimented with TFN-branded content on their streaming platform.

Ultimately, TFN management believes that silo-based subscription businesses are not sustainable without market dominance or as intentional loss-leaders. As we have no desire to compete in scale (and potentially go billions into debt, as Netflix has done), nor do we wish to operate as a loss-leader for a megacorporation (like Amazon Prime Video or Disney Plus), that means shifting our core success metrics from number of units sold to building a sustaining and loyal audience. With multiple revenue streams and the ability to pivot based on market demand and interest, TFN reduces reliance on any single model and allows the community's experience and input to help direct our attention.

In a market where companies and equity are looking for a fast exit and large profits, our focus on long-term sustainable growth makes TFN even more unusual. Because we are primarily creators with stories to tell, pursuing a buy-out from a larger corporation or equity investment firm is antithetical to our goals. That clear, public commitment in turn motivates long-term brand loyalty from the TFN audience.

Another rapidly growing model within the streaming industry is ad-supported, as The CW has done with great success. TFN does not currently intend to include advertising in our platform, especially since the CPM we receive in direct crowdfunding contributions dramatically exceeds typical advertising rates. If we were to enable advertising, it would only be at a later stage of growth and in a way that did not detract from the core viewing experience.

TFN is adamantly opposed to turning our audience into a product that we sell to advertisers or third parties. The relationship and trust that we've created with our community is our most unique business element and is not for sale. (In fact, to sell that audience would be to destroy that audience, as it would betray the trust they have given us.)

Current Stage and Roadmap

CURRENT STAGE AND ROADMAP

Technology

We built TFN from the grassroots up, thanks to the support of audiences from our parent companies. The platform is now at the stage where it replicates the functions of most other small streamers. Additionally, we have built the core proprietary systems that enable platform independence, including the SSO and identity management server that connects our back-end services and front-end experience reasonably seamlessly.

Our most recent achievement has unlocked the ability to integrate streaming, pre-funding, crowdfunding, sales, wiki editing, and subscriptions into a unified, single-page experience. Once we bring this milestone to market (we are currently in beta testing), we'll move quickly to our second phase of development.

We are currently executing a move to a new streaming stack that will allow us to deploy our unique technology not just on the web, but within our library of apps. The first phase is scheduled to complete at the end of January 2020.

Following completion of the migration process, along with all necessary bug testing, we'll enter a long process of working on planned milestones that open up the potential of our new platform, including an industry-first video player that makes our technology shareable and embeddable, plugins to enable creators to integrate a whitelabel version of our technology into their own sites, improving our crowdfunding dashboard for creators, and reducing interface friction for viewers and subscribers.

Content

TFN is preparing a slate of content crowdfunding campaigns for partner producers in 2020, beginning with season two of Ren: The Girl with the Mark and season three of AFK. We continue to license content from third-party creators and our parent companies all have numerous projects in the crowdfunding and production queue for 2020, including new seasons of JourneyQuest, The Rangers, and Strowlers.

We are also pursuing partnerships with distribution companies who can offer pre-sale agreements for TFN content, as well as more opportunities to license our library on other platforms.

In 2019 we were approved as a CAVCO-certified web platform in Canada, which has allowed us to offer distribution agreements to Canadian producers that unlock significant Federal tax credits and rebates. We are also officially recognized as an online platform by IPF and Bellfund and have helped numerous shows apply for additional funding through those programs.

Because the film industry is in constant flux and because most deals never reach production, it's important to note that while we have many additional projects and partnerships in development, it's safer to assume that they don't exist unless and until contracts are signed and funding is released.

Marketing

To date our marketing has been entirely based on word-of-mouth and email outreach from our parent companies. A successful raise on Start Engine will allow us to retain dedicated marketing services to begin formal campaigns and outreach as the platform and our content library mature.

We are booked to exhibit in 2020 at Gen Con Indy, where we hope to again sponsor their film festival (as we did in 2019).

Staffing

A successful raise on StartEngine will enable us to move from incubation to independence, hiring new staff across key areas, including individual management of our technology, marketing, distribution, production, community-building, and crowdfunding initiatives.

Revenue

The Fantasy Network operations and development have to date been subsidized by its parent companies, we provide our existing services and products at our present scale with fixed monthly operating costs of which a significant portion is for insurance coverage related to this offering, as well as Web Hosting and Software Subscriptions, Merchant Service Fees and Administrative Costs. At its current scale, the company can operate for at least three years assuming no additional revenue growth.

Additional investment will allow the company to accelerate growth. Equity raised beyond our current annual operating budget makes it possible to hire additional staff for development, marketing, content, and operations, increasing our spending in order to improve our position and reach in the market.

If future revenue does not cover increased spending, TFN could scale back to its current size and continue to operate indefinitely.

Timeline

January 2020 - Launch StartEngine Equity Campaign

February/March 2020 - Kickstarter campaigns for partner projects (Ren & AFK)

April 2020 - Budget for 2020 Q3 and Q4 based on StartEngine equity totals

May 2020 - Begin growth phase, with targeted spending from investment dollars for marketing, technology, content, and operations

Because TFN operates first and foremost on a sustainability model, the company's key responsibility to owners, shareholders, and fans is to match our ambitions to what can be achieved with cash on hand. Spending in excess of revenue is used primarily to achieve major milestones, aiming with each milestone to push the monthly revenue curve higher.

The Team

Officers and Directors

Name: Ron Newcomb

Ron Newcomb's current primary role is with HMS Technologies. Ron Newcomb currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO (Chief Executive Officer)
  Dates of Service: March 06, 2018 - Present
  Responsibilities: Setting the vision for the Company.

- **Position:** Member - Board of Directors
  Dates of Service: July 01, 2019 - Present

Responsibilities: Top-level strategy and direction

Other business experience in the past three years:

- **Employer:** HMS Technologies
  Title: Project Manager
  Dates of Service: September 18, 2017 - Present
  Responsibilities: Overseeing the IT contracting team for the National Cemetery Administration supporting the Dept. of Veteran Affairs (VA).

Other business experience in the past three years:

- **Employer:** The Forge Studios
  Title: CEO
  Dates of Service: May 01, 2009 - Present
  Responsibilities: Running all business affairs for the company

Name: Benjamin Dobyns

Benjamin Dobyns's current primary role is with Zombie Orpheus Entertainment. Benjamin Dobyns currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Driving the technology

- **Position:** President of the Board
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Top-level strategy and decision-making

Other business experience in the past three years:

- **Employer:** Zombie Orpheus Entertainment
  Title: CEO
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Business Affairs for ZOE

Other business experience in the past three years:

- **Employer:** St Agnes Anglican Church
  Title: Organist
  Dates of Service: September 01, 2017 - Present

Responsibilities: Music selection and performance

Other business experience in the past three years:

- **Employer:** Christ Church Cathedral
  Title: Musician
  Dates of Service: October 15, 2016 - Present
  Responsibilities: Music selection and performance

Name: Jason Faller

Jason Faller's current primary role is with Arrowstorm Entertainment. Jason Faller currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Business Development Officer
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Creating strategic business development opportunities

- **Position:** Member - Board of Directors
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Strategy and decision-making

Other business experience in the past three years:

- **Employer:** Arrowstorm Entertainment
  Title: Managing Member
  Dates of Service: January 01, 2009 - Present
  Responsibilities: Managing Member

Name: E.j. Kavounas

E.j. Kavounas's current primary role is with Iota Capital LLC (owner of Recursor.TV) . E.j. Kavounas currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Strategy Officer
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Planning a strategic direction for the company

- **Position:** Member - Board of Directors
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Strategy and decision-making

Other business experience in the past three years:

- **Employer:** Iota Capital LLC (owner of Recursor.TV)
  Title: Managing Member, CEO of Recursor.TV
  Dates of Service: May 01, 2016 - Present
  Responsibilities: responsible for leading investments in real estate, entertainment and technology; CEO of Recursor.TV, Producer of the web-series Nina_Unlocked, Producer of the feature film Mayfield's Game

Other business experience in the past three years:

- **Employer:** East Beach Capital
  Title: Senior Advisor
  Dates of Service: March 01, 2019 - Present
  Responsibilities: He is responsible for financing activities of a real estate private equity fund

Other business experience in the past three years:

- **Employer:** Miramac Capital LLC
  Title: Managing Partner
  Dates of Service: March 01, 2017 - Present
  Responsibilities: founded a private equity fund to finance commercial real estate lending

Other business experience in the past three years:

- **Employer:** Arixa Capital Advisors
  Title: Managing Director
  Dates of Service: May 01, 2016 - May 01, 2017
  Responsibilities: responsible for launching a commercial real estate lending platform

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the entertainment industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering CLASS B COMMON SHARES in the amount of up to

$107,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or

operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

The Fantasy Network Corporation was formed on 7/10/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Fantasy Network Corporationhas incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that The Fantasy Network Corporation is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on The Fantasy Network Corporation or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on The Fantasy Network Corporation could harm our reputation and materially negatively impact our financial condition and business.

We are a new company with risks related to small early stage businesses.

We are a new company (commencing operations in 2018) and are, therefore, subject to the risks and expenses that most early stage or small businesses face. We have no operating history on which to base an evaluation of our business and prospects. In addition, we minimal revenues, and expect to experience substantial net losses in the foreseeable future. In order to be successful, we must, among other things, successfully execute our business and marketing strategy, successfully market and operate the Platform in compliance with applicable law, acquire or license compelling content, obtain user generated content, respond to competitive developments, and attract and retain qualified personnel. There can be no assurance that we will be successful in accomplishing the foregoing, and our failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

We face intense competition.

The content and video product business is highly competitive. The Company faces competition from existing online streaming platforms such as Netflix, Amazon and HBO, from film studios such as Universal and Paramount), and from modern entertainment companies such as Legion M. Most of our competitors have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than us. Most of these competitors can secure better terms from vendors, adopt more aggressive pricing and devote more resources to technology, infrastructure and marketing. As a result, these competitors can likely take advantage of opportunities more readily, and devote greater resources to development, marketing and sales than us. In addition, there is nothing preventing the existing major online streaming companies and studios from adopting our business model or starting competitive services. There can be no assurance that we will compete successfully with such competitors.

If we are unable to retain our key personnel and attract new personnel, we may be unable to execute on our business plan.

Our success depends in significant part on the continued services of our current management team, namely, Benjamin Dobyns, Ronald Newcomb and Jason Faller. Our success also depends in significant part on our ability to attract and retain additional management and other personnel. The inability to attract and retain such key personnel, or losing one or more of our existing management team, would seriously impair our ability to, or could cause us to fail to, successfully implement our business plan. This would have a material adverse effect on our business, results of operations and financial condition and the investors could lose their investment.

We may need additional financing and the inability to obtain such financing may have an adverse impact on our business and your ownership interest.

Even if we sell all the Class B Common Stock in this Offering, we anticipate we will need substantial additional capital to fund working capital needs. There can be no assurance that additional financing will be available to us on commercially reasonable or acceptable terms, or at all. In addition, we may raise such additional equity capital from the sale of common stock to individuals or institutions that may negotiate terms at least as, and possibly more, favorable than the terms of your investment, including, but not limited to, a lower purchase price. Further, preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of such preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, the issuance of additional equity securities would result in a dilution of your ownership interest in us. In addition, if we incur debt, the risks associated with our business and with owning our capital stock could increase.

Demand for our services is uncertain.

We are uncertain whether consumers will accept our service and, therefore, of the actual demand for our service. The lack of demand may materially and adversely affect our business prospects, operating results and financial condition. Our ability to attract users will depend in part on our ability to consistently provide our users with compelling content choices. Furthermore, the relative service levels, content offerings, pricing and related features of competitors to our service may adversely impact our ability to attract and retain userships. If consumers do not perceive our service offering to be of value, we may not be able to attract and retain users.

If we fail to establish a positive reputation with consumers concerning our Platform, including the content we offer, we may not be able to attract or retain users, and our operating results may be adversely affected.

We believe that a positive reputation with consumers concerning our service is important in attracting and retaining users who have a number of choices from which to obtain entertainment video. To the extent our content is perceived as low quality, offensive or otherwise not compelling to consumers, our ability to establish and maintain a positive reputation may be adversely impacted.

If studios, content provider, users or other parties refuse to license streaming content or other rights upon terms acceptable to us, our business could be adversely affected.

Our ability to provide our users with content they can watch depends on studios, content providers, users of our Platform, and other rights holders licensing rights to such content and certain related elements thereof. If the studios, content providers, our Platform users and other rights holders are not or are no longer willing or able to license us content upon terms acceptable to us, our ability to stream content to our users will be adversely affected and/or our costs could increase.

If the technology we use in operating the Platform fails, is unavailable, or does not operate to expectations, our business and results of operation could be adversely impacted.

We use a combination of proprietary and third party technology to operate our business. If we experience difficulties in the operation of this technology, our ability to efficiently and effectively deliver streaming content to our users could be adversely impacted and our business and results of operation could be adversely affected. If our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, our ability to operate our service, retain existing users and add new users may be impaired. Also, any harm to our users' personal computers or other devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

To compete effectively, we must keep up with rapid technological changes and changes in our users' requirements and preferences.

Customers constantly demand more sophisticated products and services and customer preferences change rapidly. To remain competitive, we must continue to innovate, further enhancing and improving the responsiveness, functionality, accessibility, and other features of our Platform. Our success depends on our ability to anticipate and respond to technological changes and customer preferences in a timely and cost-effective manner. We believe that we are prepared to respond to these challenges. However, there are no assurances that we will be able to effectively anticipate and respond to technological changes and customer preferences in the future. Failure to do so could have a materially adverse effect on our business and operating results.

We depend on technology and advanced information systems, which may fail or be subject to disruption.

There are no assurances that our Platform will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our Platform. Further, our Platform may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or our Platform. Cyber-attacks may target users, or other parties, or the communication infrastructure on which they depend. An attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology (IT) infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. Any failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. We will store personal and other sensitive information/digital data of our investors, users and other third parties who use our platform. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor or user data, our relationships with our investors, users and/or other third parties will be severely damaged, and we could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures.

Our intellectual property could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property. While we have not filed for any patent protection, we are exploring the patentability of certain aspects of our platform, however, we may never file or be granted patent protection. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market all or portions of our Platform, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our Platform in order to safeguard our competitive edge against competitors in the same industry. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease operating our Platform, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our Platform. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

No management Rights in us.

Subject to applicable law and, except as mentioned in our organizational documents, the holders Class B Common Stock have no voting rights or other management or control rights in us, and, consequently, an investment in Class B Common Stock does not carry with it any right to take part in the control or management of our business, including, but not limited to, the election of directors. Accordingly, our directors and stockholders who hold voting shares will control our decisions. Therefore, the holders of Class B Common Stock, will have no influence or vote on any corporate matters, and the voting shareholders and directors may take actions of which a majority of the holders of Class B Common Stock disapprove. In assessing the risks and rewards of an investment in the Class B Common Stock, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, and employees to make appropriate decisions in respect to our management, and the holders of Class B Common Stock will be subject to the decisions of our directors, officers, employees and voting stockholders.

If government regulations relating to the Internet or other areas of our business change, we may need to alter the manner in which we conduct business, or incur greater operating expenses

The existence, adoption or modification of laws or regulations relating to the Internet or other areas of our business could limit or otherwise adversely affect the manner in which we conduct our business. In addition, the continued growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. Our inability to comply with such laws could have an adverse effect on our business, results of operations and financial condition. In addition, compliance with new regulations or legislation or new interpretations of existing regulations or legislation, could cause us to incur additional expenses or alter our business model.

We may be unable to pay dividends.

We do not expect to achieve profitability or pay dividends in the near future. In addition, we cannot assure that we will ever pay dividends.

Management Discretion As To Use Of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Limited Transferability And Liquidity.

Each Investor agrees that it will acquire our Class B Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

This Offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and investors may lose their entire investment. The Offering is on a "best efforts" basis and we only have a $10,000 minimum amount to be raised, prior to us beginning to close on and using the proceeds of subscriptions. If we are unable to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

Patent protection

While we have not filed for any patent protection, we are exploring the patentability of certain aspects of our platform, however, we may never file or be granted patent protection.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Conflict of Interest and Management Time Spent on Outside Businesses

The principals of TFN will continue to have jobs and business activities outside of TFN. Some of the principals own and maintain companies with ongoing operations in the television production and distribution and related spaces which might currently and in the future be competitive with the operations of TFN.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Arrowstorm Entertainment, LLC (Jason Faller owns 50%, Kynan Griffin owns 50%)	460,650	Class A Voting Common Stock	27.75
The Forge Studios, LLC (Ron Newcomb owns 100%)	460,650	Class A Voting Common Stock	27.75
Zombie Orpheus Entertainment, LLC (Ben Dobyns owns 1/3, Rennie Araucto owns 1/3, Brad Roberts owns 1/3)	614,200	Class A Voting Common Stock	37.0

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 3,000,000 with a total of 1,660,000 outstanding.

Voting Rights

The holders of shares of Class A Common Stock, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Material Rights

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.

Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. We have never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Class A Common Stock and Class B Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that we may designate and issue in the future.

Class B Non-Voting Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.

Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. We have never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Class A Common Stock and Class B Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that we may designate and issue in the future.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Voting Stock
  Type of security sold: Equity
  Final amount sold: $166.00
  Number of Securities Sold: 1,660,000
  Use of proceeds: incorporating the company
  Date: July 10, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The power of TFN is in its fans and the content we can all create together.

Though the parent companies shall operate independently to create content, the power is in collaboration together under The Fantasy Network.

The Fantasy Network operations and development have to date been subsidized by its parent companies, we provide our existing services and products at our present scale with fixed monthly operating costs of which a significant portion is for insurance coverage related to this offering, as well as Web Hosting and Software Subscriptions, Merchant Service Fees and Administrative Costs. At it's current this scale, the company can operate for at least three years assuming no additional revenue growth.

Additional investment will allow the company to accelerate growth. Equity raised beyond our current annual operating budget makes it possible to hire additional staff for development, marketing, content, and operations, increasing our spending in order to improve our position and reach in the market.

If future revenue does not cover increased spending, TFN could then scale back to its current size and still continue to operate indefinitely, as there are plenty of web hosting services available in the market for free or with no fixed costs.

Foreseeable major expenses based on projections:

TFN relies on six distinct revenue sources to support its ecosystem:

TFN distributes streaming revenue to producers based on the percentage of minutes viewed relative to all views on the platform, multiplied by that quarter's Producer Fund allocation, as determined by the Board of Directors.

TFN is preparing a slate of content crowdfunding campaigns for partner producers in 2020, beginning with season two of Ren: The Girl with the Mark and season three of AFK. We continue to license content from third-party creators and our parent companies all have numerous projects in the crowdfunding and production queue for 2020, including new seasons of JourneyQuest, The Rangers, and Strowlers.

We are also pursuing partnerships with distribution companies who can offer pre-sale agreements for TFN content, as well as more opportunities to license our library on other platforms. Our third party distribution contracts are structured so that we always earn a gross margin from third party distribution of any content licensed from a Producer.

Finally, our fixed monthly operating costs (including insurance coverage, Web Hosting, and Software Subscriptions, Merchant Service Fees and Administrative Costs) are expected to increase slightly on an annual basis as our contracts are adjusted for growth or inflation.

Future operational challenges:

TFN relies on contracts with established third-party services for streaming, apps, payment processing, fulfillment, and web hosting. While we may continue to research and develop new solutions internally to meet some of these operational needs, until such time as that research and development matures, we are exposed to the limited risk of being forced to find new contracts and providers for these services if there are changes in contract pricing, terms, or even business failure of these third parties. This could potentially disrupt our business but would be unlikely to completely eliminate our ability to connect with our core audience.

We know we need to have several fully dedicated staff to make this a truly viable business. This would bring with it the many challenges of hiring and retaining employees. We see them as working remotely, which may require some capital investment in order to acquire the technology to make this truly viable.

TFN relies on the goodwill of our community as well as the participation of Producers to add new content. From time to time some of these Producers leave the industry or decide to take their content elsewhere. In order to make our long term growth targets we will also need to continue to develop new Producers organically from within the community as well as attract and recruit existing Producers in the industry.

Future challenges related to capital resources:

Our timeline is the biggest factor. The more capital we have, the quicker we can proceed with our development plan and make a difference to those that love fantasy and sci-fi, like us.

A key differentiator for TFN is that we view existing content as advertising for its producer's next production. Because piracy is unavoidable, our core product is always something that cannot be pirated: the future. This allows us to continue to grow our audience without incurring the normal cost of marketing.

TFN also relies on contracts with established third-party services for streaming, apps, payment processing, fulfillment, and web hosting. Contracts with our tech providers are fixed at specific costs for specific tiers of growth, so that back end costs of the platform do not exceed subscription revenues at their existing levels. Subscription Royalties are only due to our Producers to the extent that our Subscription Royalties exceed these back end costs.

Furthermore, unlike streaming-only services, our revenue diversification allows subscription revenues to flux with demand and interest, with the majority of ongoing revenue and growth coming from crowdfunding platform fees & crowdfunding campaign management in addition to distribution to third-party services and platforms of existing licensed content as well as original content funded from capital allocated on a quarterly basis from the Producer Fund and any potential net profits as allocated by the Board of Directors.

Future milestones and events:

January 2020 - Launch StartEngine Equity Campaign - The 1st $107,000 is a significant amount to get us the resources needed to move things ahead quickly.

February/March 2020 - Kickstarter campaigns launched for existing partner projects, Ren and AFK.

At $500,000 we will be able to start to bring on full-time staff.

April 2020 - Finalize and begin contracting a budget for 2020 Q3 and Q4 based on StartEngine equity totals.

At $1,000,000 we can start to offer additional original programming using capital from the Equity Crowdfunding Offer. TFN has strategic partnerships already established with production companies. We have identified several scripts and teams to move ahead with.

May 2020 - Begin growth phase, with targeted spending from investment dollars for marketing, technology, content, and operations

Because TFN operates first and foremost on a sustainability model, the company 's key responsibility to owners, shareholders, and fans is to match our ambitions to what can be achieved with cash on hand. Spending in excess of revenue is used primarily to achieve major milestones, aiming with each milestone to push the monthly revenue curve higher.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

ZOE has been able to Loan start-up costs and early operating costs and anticipates being able to cover some of the short term financing needs of TFN. The Forge and other parent companies have also made recent capital contributions in the form of an additional Loan, and both Arrowstorm and Iota also have access to additional financing, including issuing debt or future capital raises if needed.

Obviously, additional financing obtained through this offer will enhance the growth of the organization by expanding capital resources as indicated in the offering information.

In addition to this, TFN has and is able to obtain trade credit with Vendors with whom it has worked with in the past, although it held no outstanding Lines of Credit nor Accounts Payable at the end of the FY 2018, and at the end of FY 2019 all Accounts Payable consisted solely of a small balance of quarterly sales tax due in January, the 4th Quarter Royalty Distributions due in February, and the taxes withheld on annual Royalties due in March, all of which were secured by available Cash on Hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds will significantly impact the speed with which we can execute the desired plan. However, they are not critical to our ongoing operations, nor are they required for us to continue to develop the technological improvements we are targeting or to expand and grow our community.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are essential in the sense that now is the time to execute. We have the technology but need the capital to bring on new content, syndicated content, original content and get the word out about the unique opportunity.

Our company already utilizes non-equity based sources of crowdfunding to fund new projects as well as ongoing operations. In this way, we can responsibly ensure that we will not spend on growth in excess of available funds. The vast majority of past capital provided by Loans to date has been used to fund the development and expansion of our market presence and technological capability.

For the development and growth that we plan for if fully capitalized, the funds raised as part of this Equity Crowdfunding Campaign would be used to increase the growth that TFN is already experiencing.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Fantasy Network currently is accepting subscribers from its streaming platform and is also generating gross margin from both crowdfunding and third party distribution. We are already able to operate the company via the combination of existing revenue streams and capital contributions, including existing Loans from parent companies and the ongoing successful capital raise.

How long will you be able to operate the company if you raise your maximum funding goal?

The Fantasy Network currently is accepting subscribers from its streaming platform and is also generating gross margin revenue from both crowdfunding and third party distribution. We are already able to operate the company via the combination of existing revenue streams and capital contributions, including existing Loans from Shareholders and the ongoing successful capital raise.

If TFN is able to raise our Maximum Offering, we would continue to expand our six revenue sources in order to grow our ecosystem.

TFN has contracts with established third-party services for streaming, apps, payment processing, fulfillment, and web hosting. Contracts with our tech providers are fixed at specific costs for specific tiers of growth. Furthermore, we do not assume growth beyond the limits of our current contracts within the first year of operations, so there is limited risk associated with any potential growth in our first year. Following our first year, we plan to have sufficient technology in place for us to move away from existing contracts in such a way that it will reduce our average cost per user for Web Hosting significantly.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have Future Capital Raise Considerations.

Indebtedness

- **Creditor:** Zombie Orpheus Entertainment, LLC
  Amount Owed: $47,684.30
  Interest Rate: 5.75%
  Maturity Date: December 31, 2020
  There is no personal guarantee by any of the shareholders of TFN to Zombie Orpheus, LLC, for the balance due; nor is there a specific term to the loan, but this loan shall be repaid prior to any distributions of profits to investors; the interest rate is Interest Rate of Prime plus One Percent. The loan would need to be repaid prior to dividends. The creditor is one of the parent companies and will remain responsive to the needs of TFN.

- **Creditor:** The Forge, LLC
  Amount Owed: $8,550.63
  Interest Rate: 5.75%
  Maturity Date: December 31, 2020
  There is no personal guarantee by any of the shareholders of TFN to Zombie Orpheus, LLC, for the balance due; nor is there a specific term to the loan, but this loan shall be repaid prior to any distributions of profits to investors; the interest rate is Interest Rate of Prime plus One Percent. The loan would need to be repaid prior to dividends. The creditor is one of the parent companies and will remain responsive to the needs of TFN.

Related Party Transactions

- **Name of Entity:** Zombie Orpheus Entertainment, LLC
  Names of 20% owners: Ben Dobyns, Rennie Araucto, and Brad Roberts
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: ZOE has advanced operating expenses under the Operating Agreement of the LLC to which it is entitled reimbursement and interest accrued. On December 31st, 2018, the Balance of the Loan was $3,262.00. On December 31, 2019, the Balance of the Loan was $47,684.30
  Material Terms: The funds are carried as a Loan Receivable on ZOE's Balance Sheet and Interest is accrued on a Quarterly basis at an Interest Rate of Prime plus One Percent (1%). The US Federal Prime Interest Rate was stated at Five Point Five Percent (5.5%) as of December 20th, 2018, and Four Point Seven Five Percent (4.75%) as of October 31, 2019. There is no personal guarantee by any of the shareholders of TFN to ZOE for the balance due, nor is there a specific term to the loan.

- **Name of Entity:** The Forge, LLC
  Names of 20% owners: Ron Newcomb
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The Forge has advanced operating expenses under the Operating Agreement of the LLC to which it is entitled reimbursement and interest accrued. On December 31st, 2018, the Balance of the Loan was $0.00. On December 31, 2019, the Balance of the Loan was $8,550.63.
  Material Terms: The funds are carried as a Loan Receivable on The Forge's Balance Sheet and Interest is accrued on a Quarterly basis at an Interest Rate of Prime plus One Percent (1%). The US Federal Prime Interest Rate was stated at Five Point Five Percent (5.5%) as of December 20th, 2018, and Four Point Seven Five Percent (4.75%) as of October 31, 2019. There is no personal guarantee by any of the shareholders of TFN to The Forge for the balance due, nor is there a specific term to the loan.

Valuation

Pre-Money Valuation: $8,300,000.00

Valuation Details:

The Company set its valuation internally, without a formal, third-party, independent valuation, based on 3 year forward-looking projections and utilizing a Discounted Cash Flows model and a standard industry Enterprise Value/Revenue Multiple within the range published by Cogent Valuation for typical Video Streaming and Content firms* for the third quarter of last year.

The Company expects to carry minimal debt and expects operating losses for the next four years will primarily be covered from operations and capital raises.

There is a likelihood that the Company may never achieve this or any previously stated projections.

The true value of TFN is in our fans and the content we can all create together.

In the future, we may, either at our own discretion or by obligation, perform valuations of our common stock that take into accounts factors such as the following:

-unrelated third party valuations of our common stock;

-the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences, and privileges of those securities relative to those of our common stock;

-our results of operations, financial position, and capital resources;

-current business conditions and projections;

-the lack of marketability of our common stock;

-the hiring of key personnel and the experience of our management;

-the introduction of new products;

-the risk inherent in the development and expansion of our products;

-our stage of development and material risks related to our business;

-the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

-industry trends and competitive environment;

-trends in consumer spending, including consumer confidence;

-overall economic indicators, including gross domestic product, employment, inflation, and interest rates; and

-the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/ or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

*http://cogentvaluation.com/wp-content/uploads/2019/12/Video-3Q-2019.pdf

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  4.0%

- *StartEngine Platfom Fees*
  96.0%
  StartEngine Platfom Fees

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  4.0%

- *Marketing*

20.0%

Would utilize Facebook targeted Ads, along with other social media (Instagram, Twitter, etc.). Would target strategic brands to initiate banner ads.

- *Inventory*
  25.0%
  Investing in original content along with syndicated content.

- *Research & Development*
  20.0%
  This would be used in order to help in developing projects. This shall be used for helping move from a solely SVOD service to an AVOD and SVOD service.

- *Company Employment*
  20.0%
  Providing a CEO Salary for full-time, along with adding a COO, a CFO, a project manager, a content development agent, and a graphic artist.

- *Operations*
  7.2%
  This would be overhead for a CPA, web services, etc.

- *Working Capital*
  3.8%
  Capital to be utilized as needed for strategic join ventures or opportunities as they arise.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.TheFantasy.Network (http://thefantasy.network/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/the-fantasy-network

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The Fantasy Network Corporation

[See attached]

The Fantasy Network Inc.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheet 2

    Statement of Operations 3

    Statement of Changes in Stockholders' Equity 4

    Statement of Cash Flows 5

    Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
The Fantasy Network Inc.
Bellingham, Washington

We have reviewed the accompanying financial statements of The Fantasy Network Inc (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

February 12, 2020
Los Angeles, California

The Fantasy Network, Inc.
Balance Sheet
(Unaudited)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	15,498	$	-
Accounts receivable—net		1,504		-
Production costs		-		16,622
Total current assets		17,002		16,622
Total assets	$	17,002	$	16,622
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	12,542	$	-
Other current liabilities		1,424		19,828
Loan		56,235		3,262
Total current liabilities		70,200		23,090
Total liabilities		70,200		23,090
STOCKHOLDERS' EQUITY				
Members equity		-		-
Common Stock		166		-
Additional Paid In Capital		-		-
Subsription receivable		(166)		-
Retained earnings/(Accumulated Deficit)		(53,198)		(6,469)
Total stockholders' equity		(53,198)		(6,469)
Total liabilities and stockholders' equity	$	17,003	$	16,622

See accompanying notes to financial statements.

THE FANTASY NETWORK, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2019**		**2018**
(USD $ in Dollars)				
Net revenue	$	70,607	$	2,368
Cost of service & production		57,362		-
Gross profit		13,244		2,368
Operating expenses				
General and administrative		57,379		8,511
Sales and marketing		353		325
Total operating expenses		57,732		8,836
Operating income/(loss)		(44,488)		(6,469)
Interest expense		2,241		-
Income/(Loss) before provision for income taxes		(46,729)		(6,469)
Net income/(Net Loss)	**$**	**(46,729)**	**$**	**(6,469)**

See accompanying notes to financial statements.

THE FANTASY NETWORK, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and 2018

(USD $ in Dollars)	Members equity Amount	Common Stock - Class A Shares	Amount	Common Stock - Class B Shares	Amount	Additional Paid In Capital	Subscription receivable	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2017	$ -	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Net income/(loss)	-	-	-	-	-	-	-	(6,469)	(6,469)
Balance—December 31, 2018	$ -	-	$ -	-	$ -	$ -	$ -	$ (6,469)	$ (6,469)
Net income/(loss)	-	-	-	-	-	-	-	(46,729)	(46,729)
Conversion from LLC to C corp	-	1,660,000	166	-	-	-	(166)	-	166
Balance—December 31, 2019	$ -	1,660,000	$ 166	-	$ -	$ -	$ (166)	$ (53,198)	$ (53,198)

See accompanying notes to financial statements.

THE FANTASY NETWORK, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (46,729) $	(6,469)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(1,504)	-
Production costs	16,622	(16,622)
Accounts payable and accrued expenses	12,542	-
Other current liabilities	(18,405)	19,828
Net cash provided/(used) by operating activities	**(37,475)**	**(3,262)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net cash provided/(used) in investing activities	-	-
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on loan	56,889	3,262
Repayments of borrowings	(3,916)	-
Net cash provided/(used) by financing activities	**52,973**	**3,262**
Change in cash	15,498	0
Cash—beginning of year	-	-
Cash—end of year	**$ 15,498 $**	**0**

See accompanying notes to financial statements.

THE FANTASY NETWORK, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

The Fantasy Network LLC was formed on March 6th, 2018 ("Inception") in the State of WA. On July 9th, 2019, the Fantasy Network LLC underwent a conversion from a Washington Limited Liability Company to a Delaware Corporation called Fantasy Network, Inc.. The financial statements of The Fantasy Network, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Shoreline, WA.

The Fantasy Network, Inc is a subscription and freemium streaming platform for fantasy and sci-fi content, whereas fans are also invited into the creative process. Like other traditional media companies, The Fantasy Network gets support from our fans. However, unlike any other media company - we also get their participation. Our fans are provided with the capacity to watch the best new and original content on our already available streaming service from some of the best creators in the world. They can watch passively, or they can engage and vote on their favorite shows to choose which gets support from TFN for additional content. Fans can also engage with TFN in the most active way yet: by becoming content creators themselves and submitting projects to receive our crowdfunding guidance and support. TFN is a disruptor of the sci-fi and fantasy world - we're allowing our audience to be a part of the story.

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and 2018, the Company determined that no reserve was necessary.

Production costs

During the process of production of a film as part of a crowdfunding project, the costs associated with the film and with fulfilling the rewards for pledges to the crowdfunding campaign are capitalized. These projects generally complete within one to two years and are expensed as they are fulfilled. As of December 31st, 2018, there was only one crowdfunded project in progress, with a total of $16,622 in capitalized costs. All pledges for the crowdfunded project were substantially fulfilled prior to June 30, 2019, at which point the costs were expensed to their appropriate production and fulfillment accounts.

Unearned Revenue

As part of Crowdfunding activities for new projects, the Company receives advance payments for pledges toward successfully funded projects. These payments are recorded as Unearned Revenue until the pledge rewards for those payments are fulfilled. As of December 31st, 2018, there was only one crowdfunded project in progress, with a total of $19,828 in unfulfilled pledge payments. All pledges for the crowdfunded project were substantially fulfilled prior to June 30, 2019, at which point the payments were recorded as earned Revenue.

Income Taxes

The Fantasy Network, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue upon delivery of services to customers since at this time performance obligations are satisfied.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 10, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The Company adopted ASU No. 2014-09 on January 1, 2018. There were no adjustments necessary to opening retained earnings/(accumulated deficit).

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes*. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of ASU No. 2016-02 on its financial statements, but generally would expect that the adoption of this new standard will result in a material increase in the long-term assets and liabilities of the Company as result of our lease agreements.

3. PRODUCTION COSTS

Production costs was comprised of the following items:

As of Year Ended December 31,	2019	2018
In development or pre-production	-	16,622
Total Production costs	$ -	$ 16,622

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Other Current Liabilities consist of:		
Unearned revenue	$ -	$ 19,828
Tax witholding payable for foreign recipients	1,192	-
Sales tax payable	232	-
Total Other Current Liabilities	$ 1,424	$ 19,828

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital consisted of 3,000,000 of Class A common shares with a par value of $ 0.0001 and 2,000,000 of Class B non-voting common with a par value of $ 0.0001. As of December 31, 2019, 1,660,000 shares of common shares Class A have been issued and are outstanding. As of December 31, 2019, no common shares Class B have been issued.

On July 9th, 2019, the Company underwent Conversion from a Washington Limited Liability Company to a Delaware Corporation. Upon Conversion of the LLC, the members of the Company exchange their membership units for 1,660,000 shares of Class A common stock in The Fantasy Network Corporation.

6. DEBT

Loan

During fiscal years 2018 and 2019, certain members and shareholders have lent funds and paid for expenses on behalf of the Company. Balance of the loans was $56,235 and $3,262 as of December 31, 2019 and December 31, 2018. The loans accrue interest at prime plus 1% per annum. The loans are unsecured. The principal balance and any accrued interest are considered payable at the Company's election or on demand by the lenders. The entire loan balance has been classified as current. During fiscal year 2019, the Company has recognized $2,241 in interest expense. During fiscal year 2018, no interest rate was assessed, and no imputed interest was recognized since it was deemed immaterial.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ 3,895	$ -
Valuation Allowance	(3,895)	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ 3,895	$ -
Valuation Allowance	(3,895)	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had federal net operating loss ("NOL") carryforwards of approximately $18,549 which will begin to expire in 2039. Utilization of some of the federal NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal jurisdictions for each year in which a tax return was filed.

8.   RELATED PARTY

During fiscal years 2018 and 2019, certain members and shareholders have lent funds and paid for expenses on behalf of the Company. Balance of the loans was $3,262 and $56,235 as of December 31, 2019 and December 31, 2018. The loans accrue interest at prime plus 1% per annum. The loans are unsecured. The principal balance and any accrued interest are considered payable at the Company's election or on demand by the lenders. The entire loan balance has been classified as current. During fiscal year 2019, the Company has recognized $2,241 in interest expense. During fiscal year 2018, no interest rate was assessed, and no imputed interest was recognized since it was deemed immaterial.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2018, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 12, 2020, the date the financial statements were available to be issued.

Starting in January 2020 to the date of the financials statements, the Company has raised $106,905 on StartEngine crowdfunding platform and intends to continue the raise.

No other subsequent events have been noted.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

SIZZLE REEL

We are the dreamers.

From every corner and nation.

We have found each other.

All from different paths of life,

yet united in one voice.

One voice.

We are the storytellers,

the dungeon masters,

the artists and cosplayers.

We've never fit neatly in a box.

We are fellow sojourners

who can now be heard.

We are kings in another galaxy.

We just might have been

born in the wrong time,

the wrong universe.

But one thing is for certain:

we know who we are.

We know who our community is.

We are The Fantasy Network.

Fans and creators,

we have come together.

We decide the stories and series,

and we support the ones

who have a story to tell.

In a world of reboots

and superficial films,

it's good to know we have a home.

Join us in the fantasy,

and own your reality.

00:01:37,183 --> 00:01:42,933

The Fantasy Network: Epic is waiting.

INTERVIEWS

- Hi, I'm Griffin.

- And I'm Morgan.

And we produced Abracadavers.

- And we are also the

fresh faces of The Fantasy Network.

- Well, our show is

freshly on The Fantasy Network.

- And our show is fresh

on The Fantasy Network.

- Hi, this is Lakeisha Jackson,

the writer and director of

a new show on

The Fantasy Network,

called Shiny New Things.

- Hey, I am Jason De Ford,

producer of Gold From the Sky

and director of Chapter One

of said series.

- Hi, my name is Wilson Large,

and I am the manager of

D4 Productions, LLC.

- And we went to so many

different distributors and

different channels to try to

find the best possible

home for this webseries.

And when we came across

The Fantasy Network,

we immediately saw the potential.

- We are so excited to be

a part of The Fantasy Network.

They have some amazing functions

and features coming out for

the viewing audience, so I hope

that you guys check out

the producers and the content

and support the channel.

By doing that, you will be

supporting the indie filmmaking

community directly, because

this channel is run by filmmakers.

- You know, the folks, Ron and Ben

and everyone else

over at The Fantasy Network

understand me,

they understand my plight.

- People are honest about

the content and the work

that they're doing and the

work that they'll work with you.

- Yeah, what excites us is

making more content,

and The Fantasy Network has

all the right tools,

and it's the right platform

to do that.

- It's a platform that unites

both creators and their audiences

to work together to produce

unique content that

both parties are passionate about.

- It's been great to work with

The Fantasy Network,

because they give me a quarterly

report, always.

I always get some money.

It's amazing.

It's the coolest thing ever.

- JourneyQuest, and Gamers,

and Standard Action, and AFK.

Like, all of your fantasy stuff,

all in one place.

- There are very few things that

I feel super passionate about,

and one of them is,

as an independent filmmaker,

how amazing The Fantasy Network is.

- So check them out at

TheFantasy.Network,

and see what 2020 has in store.

- My name is Ben Dobyns,

and I am one of the founders

of The Fantasy Network.

And we are on Start Engine,

to allow fans and creators

to become owners in what

we think is an entirely new

kind of subscription video platform.

We've built quite a bit of unique,

new technology from the ground-up,

to allow us to let people support

and watch the shows that they love,

in one place.

We've all gone through this process

of seeing a story that we love

go unfinished, because it

got cancelled.

And our platform and our process

puts the power back in the hands

of the audiences who love these stories,

to say no, this show deserves to live,

I'm going to support it

in whatever way I can.

That requires flexibility,

it requires imagination,

and it requires collaboration

in a community that's working

towards a common goal.

And that's really why we've

created The Fantasy Network.

How can we all make a

committment to sustainable

storytelling and production,

telling stories from around the world

that matter, from unique and diverse

and creative voices?

It's taken ten years of research

and work, and the collective efforts

of four companies to get to this point,

and we are thrilled to share this

with you, and to make sure

that this is a platform that remains,

for the long-term, something owned

by fans and by creators.

Check it out.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "THE FANTASY NETWORK CORPORATION" IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE TWELFTH DAY OF JULY, A.D. 2019.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "THE FANTASY NETWORK CORPORATION" WAS INCORPORATED ON THE TENTH DAY OF JULY, A.D. 2019.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL FRANCHISE TAXES HAVE BEEN ASSESSED TO DATE.

Jeffrey W. Bullock, Secretary of State

7509076 8300

SR# 20195944852

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 203205307

Date: 07-12-19

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:03 PM 07/10/2019
FILED 08:03 PM 07/10/2019
SR 20195908050 - File Number 7509076

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Washington.

2.) The jurisdiction immediately prior to filing this Certificate is Washington.

3.) The date the Limited Liability Company first formed is March 6, 2018.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is The Fantasy Network LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is The Fantasy Network Corporation.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 10th day of July, A.D. 2019.

By: [signature]

Name: Benjamin Dobyns
Print or Type

Title: Manager
Print or Type

DE108 - 08/27/2007 CT System Online

CERTIFICATE OF INCORPORATION
OF
THE FANTASY NETWORK CORPORATION

Article I

The name of the corporation is The Fantasy Network Corporation (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 1209 Orange Street – Corporation Trust Center, New Castle County, Wilmington, Delaware, 19801. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The total number of shares of stock which the Corporation shall have authority to issue is Five Million (5,000,000) shares of common stock, consisting of: (i) Three Million (3,000,000) shares of Class A Voting Common Stock, par value $0.0001 per share; and (ii) Two Million (2,000,000) shares of Class B Non-Voting Common Stock, par value $0.0001 per share. Except as may be provided in this Certificate of Incorporation or required by law, the Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters. The number of authorized shares of Class A Common Stock, Class B Common Stock or any other class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of Class A Common Stock. Except as required by law, the Class B Non-Voting Common Stock shall have no voting rights.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:03 PM 07/10/2019
FILED 08:03 PM 07/10/2019
SR 20195908050 - File Number 7509076

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on June 10, 2019.

Jeffrey S. Marks, Incorporator